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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                             United Medicorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   910852201
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Danniel E. Stevens
                        Stevens Financial Group, L.L.C.
                        3333 Warrenville Road, Suite 200
                             Lisle, Illinois 60532

                                with a copy to:

                               Jeffrey M. Weiner
                        DLA Piper Rudnick Gray Cary LLP*
                     1999 Avenue of the Stars, Fourth Floor
                       Los Angeles, California 90067-6022
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  July 11,2006
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



* As counsel solely to Danniel E. Stevens and Stevens Financial Group, L.L.C.

CUSIP No. 910852201                                                Page 2 of 11
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Stevens Financial Group, L.L.C.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [X]

    (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    WC
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
    to Items 2(d) OR 2(e)
    [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Illinois
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    4,010,000
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    470,000
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    4,010,000
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    470,000
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     For the reporting person named on this cover page: 4,480,000 shares
     For the group filing on this Schedule 13D: 4,891,250 shares
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
     [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     For the reporting person named on this cover page: 14.6%*
     For the group filing on this Schedule 13D: 15.9%*
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)

     OO (limited liability company)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



* Based upon 30,768,550 Shares stated to be outstanding as of May 4, 2006 by the Issuer in its Form 10-Q filing, filed with the Securities and Exchange Commission on May 15, 2006.

CUSIP No. 910852201                                                Page 3 of 11
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Danniel E. Stevens
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [X]

    (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    PF
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
    to Items 2(d) OR 2(e)
    [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    United States
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    5,000
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    4,475,000
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    5,000
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    4,475,000
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     For the reporting person named on this cover page: 4,480,000 shares
     For the group filing on this Schedule 13D: 4,891,250 shares
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
     [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     For the reporting person named on this cover page: 14.6%*
     For the group filing on this Schedule 13D: 15.9%*
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)

     IN (individual)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



* Based upon 30,768,550 Shares stated to be outstanding as of May 4, 2006 by the Issuer in its Form 10-Q filing, filed with the Securities and Exchange Commission on May 15, 2006.

CUSIP No. 910852201                                                Page 4 of 11
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Robert Moton
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [X]

    (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    PF
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
    to Items 2(d) OR 2(e)
    [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    United States
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    0
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    450,000
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    0
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    450,000
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     For the reporting person named on this cover page: 450,000 shares
     For the group filing on this Schedule 13D: 4,891,250 shares
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
     [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     For the reporting person named on this cover page: 1.5%*
     For the group filing on this Schedule 13D: 15.9%*
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)

     IN (individual)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



* Based upon 30,768,550 Shares stated to be outstanding as of May 4, 2006 by the Issuer in its Form 10-Q filing, filed with the Securities and Exchange Commission on May 15, 2006.

CUSIP No. 910852201                                                Page 5 of 11
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Jacquelyn Marie Lee-Stevens
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [X]

    (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    PF
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
    to Items 2(d) OR 2(e)
    [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    United States
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    0
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    15,000
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    0
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    15,000
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     For the reporting person named on this cover page: 15,000 shares
     For the group filing on this Schedule 13D: 4,891,250 shares
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
     [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     For the reporting person named on this cover page: Less than 0.1%*
     For the group filing on this Schedule 13D: 15.9%*
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)

     IN (individual)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



* Based upon 30,768,550 Shares stated to be outstanding as of May 4, 2006 by the Issuer in its Form 10-Q filing, filed with the Securities and Exchange Commission on May 15, 2006.

CUSIP No. 910852201                                                Page 6 of 11
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Sondra Bell
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [X]

    (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    PF
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
    to Items 2(d) OR 2(e)
    [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    United States
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    0
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    40,000
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    0
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    40,000
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     For the reporting person named on this cover page: 40,000 shares
     For the group filing on this Schedule 13D: 4,891,250 shares
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
     [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     For the reporting person named on this cover page: 0.1%*
     For the group filing on this Schedule 13D: 15.9%*
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)

     IN (individual)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



* Based upon 30,768,550 Shares stated to be outstanding as of May 4, 2006 by the Issuer in its Form 10-Q filing, filed with the Securities and Exchange Commission on May 15, 2006.

CUSIP No. 910852201                                                Page 7 of 11
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Cleston Lord
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [X]

    (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    PF
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
    to Items 2(d) OR 2(e)
    [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    United States
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    185,000
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    40,000
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    185,000
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    40,000
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     For the reporting person named on this cover page: 225,000 shares
     For the group filing on this Schedule 13D: 4,891,250 shares
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
     [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     For the reporting person named on this cover page: 0.7%*
     For the group filing on this Schedule 13D: 15.9%*
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)

     IN (individual)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



* Based upon 30,768,550 Shares stated to be outstanding as of May 4, 2006 by the Issuer in its Form 10-Q filing, filed with the Securities and Exchange Commission on May 15, 2006.

CUSIP No. 910852201                                                Page 8 of 11
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Robert Clouse
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [X]

    (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    PF
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
    to Items 2(d) OR 2(e)
    [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    United States
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    186,250
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    0
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    186,250
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     For the reporting person named on this cover page: 186,250 shares
     For the group filing on this Schedule 13D: 4,891,250 shares
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
     [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     For the reporting person named on this cover page: 0.6%*
     For the group filing on this Schedule 13D: 15.9%*
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)

     IN (individual)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



* Based upon 30,768,550 Shares stated to be outstanding as of May 4, 2006 by the Issuer in its Form 10-Q filing, filed with the Securities and Exchange Commission on May 15, 2006.

ITEM 1. SECURITY AND ISSUER.

         This Amendment No. 1 to Schedule 13D hereby amends and supplements the statement of beneficial ownership on Schedule 13D initially filed by (i) Stevens Financial Group, L.L.C., an Illinois limited liability company ("SFG"), (ii) Danniel E. Stevens, a citizen of the United States, (iii) Robert Moton, a citizen of the United States, (iv) Jacquelyn Marie Lee-Stevens, a citizen of the United States, (v) Sondra Bell, a citizen of the United States, (vi) Cleston Lord, a citizen of the United States and (vii) Robert Clouse, a citizen of the United States (collectively the "Reporting Parties") on June 19, 2006 (the "Original Filing"), relating to the common stock, $0.01 par value (the "Shares"), of United Medicorp, Inc., a Delaware corporation (the "Issuer").

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

         (a) As of the close of business on July 12, 2006, SFG and Mr. Stevens may each be deemed to beneficially own 4,480,000 Shares representing approximately 14.6% of the Issuer's outstanding Shares (based upon the 30,768,550 Shares stated to be outstanding as of May 4, 2006 by the Issuer in its Form 10-Q filing, filed with the Securities and Exchange Commission on May 15, 2006). Of these Shares, SFG and Mr. Stevens directly own 4,010,000 and 5,000 Shares, respectively, which represent approximately 13.0% and less than 0.1% of the Issuer's outstanding Shares, respectively (based on 30,768,550 Shares outstanding). Mr. Stevens may be deemed for certain purposes to share beneficial ownership of 465,000 Shares owned by Ms. Lee-Stevens and Mr. Moton by reason of the understandings and relationships described in Item 6. By virtue of Mr. Stevens' relationship with SFG (as disclosed in Item 2), SFG may be deemed to share beneficial ownership of the 465,000 Shares owned by Ms. Lee-Stevens and Mr. Moton. Each of the Reporting Persons disclaims beneficial ownership of the Shares owned by any of the other Reporting Persons for any purpose except to the extent specifically set forth above.

         (b) SFG and Mr. Stevens may be deemed to have the sole power to vote or direct the vote and to dispose or to direct the disposition of 4,010,000 and 5,000 Shares, respectively. Mr. Stevens and SFG each may be deemed to have shared power to vote or direct the vote and to dispose or to direct the disposition of (i) 450,000 Shares owned by Robert H. MToton and (ii) 15,000 Shares owned by Jacquelyn Marie Lee-Stevens. Mr. Lord may be deemed to have shared power to vote or direct the vote and to dispose or to direct the disposition of 40,000 Shares owned by Sondra Bell in addition to 185,000 Shares owned directly by Mr. Lord. Mr. Clouse has sole dispositive and voting power of 186,250 Shares.

         (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Parties. All such transactions were effected in the open market and the table includes commissions paid.

----------------------------------------------------------------------------------------------------------
                                                                    NO. OF
REPORTING PARTY/OWNER                         DATE             SHARES PURCHASED          PRICE PER SHARE
----------------------------------------------------------------------------------------------------------
Stevens Financial Group                     05/23/06                     1,000                0.0200
----------------------------------------------------------------------------------------------------------
Stevens Financial Group                     06/06/06                   425,434                0.0200
----------------------------------------------------------------------------------------------------------
Stevens Financial Group                     06/07/06                   475,000                0.0200
----------------------------------------------------------------------------------------------------------
Stevens Financial Group                     06/08/06                    45,000                0.0200
----------------------------------------------------------------------------------------------------------
Stevens Financial Group                     06/09/06                    53,566                0.0200
----------------------------------------------------------------------------------------------------------
Robert Clouse                               06/09/06                     5,000                0.0200
----------------------------------------------------------------------------------------------------------
Robert Clouse                               06/09/06                     5,000                0.0200
----------------------------------------------------------------------------------------------------------
Robert Clouse                               06/09/06                     5,000                0.0200
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
                                                                    NO. OF
REPORTING PARTY/OWNER                         DATE             SHARES PURCHASED          PRICE PER SHARE
----------------------------------------------------------------------------------------------------------
Robert Clouse                               06/09/06                     5,000                0.0225
----------------------------------------------------------------------------------------------------------
Robert Clouse                               06/09/06                     5,000                0.0225
----------------------------------------------------------------------------------------------------------
Cleston Lord                                06/13/06                     5,000                0.0200
----------------------------------------------------------------------------------------------------------
Cleston Lord                                06/13/06                     5,000                0.0200
----------------------------------------------------------------------------------------------------------
Cleston Lord                                06/13/06                     5,000                0.0200
----------------------------------------------------------------------------------------------------------
Stevens Financial Group                     06/14/06                    75,000                0.0195
----------------------------------------------------------------------------------------------------------
Stevens Financial Group                     06/15/06                    20,000                0.0195
----------------------------------------------------------------------------------------------------------
Stevens Financial Group                     06/16/06                    49,000                0.0195
----------------------------------------------------------------------------------------------------------
Stevens Financial Group                     06/29/06                    16,700                0.0195
----------------------------------------------------------------------------------------------------------
Stevens Financial Group                     07/06/06                   100,000                0.0195
----------------------------------------------------------------------------------------------------------
Stevens Financial Group                     07/11/06                     4,300                0.0150
----------------------------------------------------------------------------------------------------------
Stevens Financial Group                     07/11/06                   580,000                0.0195
----------------------------------------------------------------------------------------------------------
Stevens Financial Group                     07/11/06                 1,000,000                0.0150
----------------------------------------------------------------------------------------------------------
Stevens Financial Group                     07/11/06                 1,000,000                0.0150
----------------------------------------------------------------------------------------------------------
Stevens Financial Group                     07/12/06                    10,000                0.0125
----------------------------------------------------------------------------------------------------------

         (d) None.

         (e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         1. Joint Filing Agreement*

         2. Powers of Attorney*

*Previously filed as an exhibit to the Original Filing.

SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:  July 13, 2006

                                      By: /s/ Danniel E. Stevens
                                          --------------------------------------
                                      Name: Danniel E. Stevens


                                      STEVENS FINANCIAL GROUP, L.L.C.

                                      By: /s/ Danniel E. Stevens
                                          --------------------------------------
                                      Name: Danniel E. Stevens
                                      Its:  Managing Member


                                      By: /s/ Danniel E. Stevens
                                          --------------------------------------
                                      Danniel E. Stevens
                                      As Attorney-in-Fact for Robert Moton,
                                      Jacquelyn Marie Lee-Stevens, Sondra Bell,
                                      Cleston Lord and Robert Clouse